Exhibit 99.1

58.com Reports First Quarter 2020 Unaudited Financial Results

BEIJING, June 26, 2020 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online classifieds marketplace, today reported its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•	Total revenues were RMB2,560.3 million (US$361.4 million1), a 15.5% decrease from RMB3,028.3 million in the same quarter of 2019.

•	Total number of paying business users[2] was approximately 2.7 million in the first quarter of 2020, a 20.7% decrease from the same quarter of 2019.

•	Gross margin was 87.9% compared with 90.2% in the same quarter of 2019.

•	Loss from operations was RMB55.8 million (US$7.9 million), compared with income from operations of RMB281.3 million in the same quarter of 2019.

•	Non-GAAP income from operations[3] was RMB144.0 million (US$20.3 million), a 69.0% decrease from RMB465.1 million in the same quarter of 2019.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB1,638.6 million (US$231.3 million), a 134.7% increase from RMB698.2 million in the same quarter of 2019. This includes a net gain picked up from 58 Home of RMB2,683.2 million.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders[4] was RMB2,243.6 million (US$316.7 million), a 414.7% increase from RMB435.9 million in the same quarter of 2019. This includes a net gain picked up from 58 Home of RMB2,683.2 million.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB10.95 (US$1.54) and RMB10.82 (US$1.53), respectively, representing 132.6% and 132.6% increases from RMB4.71 and RMB4.65, respectively, in the same quarter of 2019. One ADS represents two Class A ordinary shares.

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1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the readers. Unless otherwise specified, all translations of Renminbi amounts into US$ amounts in this press release are made at RMB7.0851 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on March 31, 2020. The percentages stated in this press release are calculated based on the Renminbi amounts. On June 24, 2020, such exchange rate was RMB7.0555 to US$1.00.

2 Paying business users refer to users who are identified as business users with unique identity information such as business licenses or personal identification information and who used the Company’s subscription-based membership services or purchased at least one type of online marketing services in a given period. One paying business user can open up several paying user accounts on one or multiple online platforms. The number and the percentage calculation does not include paying business users on Ganji as the Company stopped selling stand-alone Ganji subscription-based membership services in 2018 or earlier in all of its content categories.

3 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP net income attributable to 58.com Inc. ordinary shareholders is defined as net income attributable to 58.com Inc. ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments and investments in convertible notes, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	Non-GAAP basic and diluted earnings per ADS[5] attributable to ordinary shareholders were RMB14.99 (US$2.12) and RMB14.81 (US$2.09), respectively, representing 410.0% and 410.1% increases from RMB2.94 and RMB2.90, respectively, in the same quarter of 2019.

First Quarter 2020 Financial Results

Revenues

Total revenues were RMB2,560.3 million (US$361.4 million), representing a decrease of 15.5% from RMB3,028.3 million in the same quarter of 2019.

Membership revenues were RMB815.6 million (US$115.1 million), a decrease of 16.9% from RMB982.0 million in the same quarter of 2019.

Online marketing services revenues were RMB1,595.4 million (US$225.2 million), a decrease of 17.8% from RMB1,940.9 million in the same quarter of 2019.

The decreases were mainly due to the adverse impact from the outbreak of COVID-19. To control the spread of COVID-19, the PRC government implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which resulted in a decrease in activity level among paying business users. In particular, paying business users that require in-person meetings to conduct their business, including those in the secondary housing and rental real estate sector, used auto dealers, local service providers, and recruiters, have been adversely and materially affected by these interruptions and delayed business resumption. The Company’s revenues are generated primarily from these paying business users, most of whom are small and medium-sized local businesses, and the outbreak of COVID-19 and subsequent prevention and control measures have adversely affected their business operations and financial conditions in the first quarter of 2020. As a result, the Company’s revenues during the first quarter of 2020 declined significantly when compared with the same period in 2019.

Cost of Revenues

Cost of revenues was RMB309.3 million (US$43.7 million), an increase of 4.2% from RMB296.9 million in the same quarter of 2019.

The year-over-year increase was primarily driven by increases in the costs associated with “Premium Home Services” (到家精选), enhanced services that focus on partnering with high quality providers to further standardize their service quality and integrate service protection plans while establishing closed-loop transactions through the Company’s platforms, and an increase in the costs of goods sold and services provided on the Zhuan Zhuan platform which were partially offset by a decrease in traffic acquisition cost paid to advertising union partners.

__________________________

5 Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by weighted average number of basic and diluted ADSs.

Gross Profit and Gross Margin

Gross profit was RMB2,251.0 million (US$317.7 million), a decrease of 17.6% from RMB2,731.4 million during the same quarter of 2019.

Gross margin was 87.9% in the first quarter of 2020, compared with 90.2% during the same quarter of 2019.

Operating Expenses

Operating expenses were RMB2,306.8 million (US$325.6 million), a decrease of 5.8% from RMB2,450.1 million in the same quarter of 2019.

Sales and marketing expenses in the first quarter of 2020 were RMB1,577.5 million (US$222.7 million), a decrease of 12.0% from RMB1,793.0 million in the same quarter of 2019.

Within sales and marketing expenses, advertising expenses in the first quarter of 2020 were RMB712.2 million (US$100.5 million), a decrease of 19.7% from RMB886.5 million in the same quarter of 2019 as a result of the spread of COVID-19 which caused a decrease in advertising activities.

Non-advertising sales and marketing expenses in the first quarter of 2020 were RMB865.3 million (US$122.1 million), a decrease of 4.5% from RMB906.5 million in the same quarter of 2019.

Non-advertising sales and marketing expenses include salaries and benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

Research and development expenses in the first quarter of 2020 were RMB497.0 million (US$70.1 million), essentially flat with RMB495.0 million in the same quarter of 2019.

General and administrative expenses in the first quarter of 2020 were RMB232.4 million (US$32.8 million), an increase of 43.3% from RMB162.2 million in the same quarter of 2019. The increase was mainly due to the adoption of the current expected credit losses methodology in estimating allowances for credit losses in the first quarter of 2020.

Income/(Loss) from Operations

Loss from operations was RMB55.8 million (US$7.9 million) in the first quarter of 2020, compared with income from operations of RMB281.3 million in the same quarter of 2019.

Operating margin, defined as income/(loss) from operations divided by total revenues, was negative 2.2% in the first quarter of 2020, compared with 9.3% in the same quarter of 2019.

Non-GAAP income from operations was RMB144.0 million (US$20.3 million) in the first quarter of 2020, a decrease of 69.0% from RMB465.1 million in the same quarter of 2019.

Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 5.6% in the first quarter of 2020, compared with 15.4% in the same quarter of 2019.

Other Income/(Expenses), net

Net other income in the first quarter of 2020 was RMB1,680.7 million (US$237.2 million), compared with net other income of RMB554.3 million in the same quarter of 2019.

Net other income in the first quarter of 2020 was primarily comprised of a RMB2,654.8 million gain in share of results of equity investees and RMB30.9 million in tax refunds and other government subsidies, offset by RMB1,054.3 million in a net investment loss.

Share of results of equity investees in the first quarter of 2020 was mainly attributed to RMB2,683.2 million net gain pick-up from 58 Home, which was mainly due to the Company’s proportionate share of one-time non-cash gain recognized by 58 Home for its deconsolidation of 58 Daojia Limited, a majority owned subsidiary of 58 Home, which was partially offset by the Company’s proportionate share of net loss attributable to 58 Home’s ordinary shareholders. 58 Home lost its control over 58 Daojia Limited and started to deconsolidate its financial statements when 58 Daojia Limited completed its Series B round of equity financing in February 2020, as certain Series B investors have substantive participating rights in the operational decision making of 58 Daojia Limited.

Net investment loss mainly included RMB683.3 million in impairment losses in long-term investments and RMB446.1 million losses in change in fair value of long-term investments and investments in convertible notes as the market value of certain fair value measured investments suffered downward adjustments in the first quarter of 2020.

There would have been net other expenses of RMB1,002.5 million (US$141.5 million) in the first quarter of 2020 if the RMB2,683.2 million net gain picked up from 58 Home was excluded.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB1,638.6 million (US$231.3 million) in the first quarter of 2020, an increase of 134.7% from RMB698.2 million in the same quarter of 2019. Excluding the RMB2,683.2 million net gain picked up from 58 Home, net loss attributable to 58.com Inc. ordinary shareholders in the first quarter of 2020 was RMB1,044.5 million (US$147.4 million).

Net margin, defined as net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 64.0% in the first quarter of 2020, compared with 23.1% in the same quarter of 2019. Excluding the net gain picked up from 58 Home, net margin in the first quarter of 2020 was negative 40.8%.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB2,243.6 million (US$316.7 million) in the first quarter of 2020, an increase of 414.7% from RMB435.9 million in the same quarter of 2019. Excluding the net gain picked up from 58 Home, non-GAAP net loss attributable to 58.com Inc. ordinary shareholders in the first quarter of 2020 was RMB439.6 million (US$62.0 million).

Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 87.6% in the first quarter of 2020, compared with 14.4% in the same quarter of 2019. Excluding the net gain picked up from 58 Home, non-GAAP net margin in the first quarter of 2020 was negative 17.2%.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the first quarter of 2020 were RMB10.95 (US$1.54) and RMB10.82 (US$1.53), respectively, representing 132.6% and 132.6% increases from RMB4.71 and RMB4.65, respectively, in the same quarter of 2019.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the first quarter of 2020 were RMB14.99 (US$2.12) and RMB14.81 (US$2.09), respectively, representing 410.0% and 410.1% increases from RMB2.94 and RMB2.90, respectively, in the same quarter of 2019.

Cash Flow

Net cash used in operating activities was RMB379.4 million (US$53.6 million) in the first quarter of 2020, compared to net cash provided by operating activities of RMB564.9 million in the same quarter of 2019.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments

As of March 31, 2020, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB12,547.3 million (US$1,770.9 million).

Shares Outstanding

As of March 31, 2020, the Company had a total of 299,728,769 ordinary shares (including 254,496,649 Class A and 45,232,120 Class B ordinary shares) issued and outstanding.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc. ordinary shareholders, non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments and investments in convertible notes, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses/gains that are not expected to result in cash payments/receipts. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments and investments in convertible notes, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the outbreak of COVID-19 or other health epidemics in China or globally; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,293,206	4,876,057	688,213
Restricted cash-current	477,099	538,724	76,036
Term deposits	70,000	70,000	9,880
Short-term investments	8,414,348	7,062,554	996,818
Accounts receivable, net	1,209,251	1,105,326	156,007
Prepayments and other current assets	2,326,920	2,830,994	399,570
Total current assets	17,790,824	16,483,655	2,326,524
Non-current assets:
Property and equipment, net	1,305,793	1,285,024	181,369
Intangible assets, net	886,565	840,901	118,686
Right-of-use assets, net	275,459	253,408	35,766
Land use rights, net	3,532	3,512	496
Goodwill	15,874,220	15,874,220	2,240,508
Long-term investments	6,086,511	8,249,490	1,164,343
Investments in convertible notes	669,715	817,270	115,351
Long-term prepayments and other non-current assets	469,592	803,450	113,400
Total non-current assets	25,571,387	28,127,275	3,969,919
Total assets	43,362,211	44,610,930	6,296,443
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,042,697	1,387,244	195,797
Deferred revenues	2,154,920	1,691,080	238,681
Customer advances	1,986,108	1,970,655	278,141
Taxes payable	698,104	362,025	51,097
Salary and welfare payable	753,267	560,843	79,158
Operating lease liabilities, current	137,310	114,304	16,133
Accrued expenses and other current liabilities	1,053,007	1,082,811	152,829
Total current liabilities	7,825,413	7,168,962	1,011,836
Non-current liabilities:
Deferred tax liabilities	389,719	324,514	45,802
Operating lease liabilities, non-current	138,554	157,195	22,187
Total non-current liabilities	528,273	481,709	67,989
Total liabilities	8,353,686	7,650,671	1,079,825
Mezzanine equity:
Mezzanine classified noncontrolling interests	3,668,876	3,815,512	538,526
Total mezzanine equity	3,668,876	3,815,512	538,526
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 254,045,293 Class A and 45,232,120 Class B shares issued and outstanding as of December 31, 2019 and 254,496,649 Class A and 45,232,120 Class B shares issued and outstanding as of March 31, 2020, respectively)	19	19	3
Additional paid-in capital	21,942,829	22,026,581	3,108,860
Retained earnings	8,892,773	10,529,706	1,486,176
Accumulated other comprehensive income	95,903	178,710	25,223
Total 58.com Inc. shareholders’ equity	30,931,524	32,735,016	4,620,262
Noncontrolling interests	408,125	409,731	57,830
Total shareholders’ equity	31,339,649	33,144,747	4,678,092
Total liabilities, mezzanine equity and shareholders’ equity	43,362,211	44,610,930	6,296,443

58.com Inc.

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Revenues:
Membership	982,028	1,112,362	815,624	115,118
Online marketing services	1,940,900	2,713,807	1,595,421	225,180
E-commerce services	28,023	53,722	8,744	1,234
Other revenues	77,302	275,643	140,553	19,838
Total revenues	3,028,253	4,155,534	2,560,342	361,370
Cost of revenues(1)	(296,851)	(565,985)	(309,344)	(43,661)
Gross profit	2,731,402	3,589,549	2,250,998	317,709
Operating expenses(1)(2):
Sales and marketing expenses(3)	(1,792,950)	(2,023,502)	(1,577,510)	(222,652)
Research and development expenses	(494,977)	(560,746)	(496,970)	(70,143)
General and administrative expenses	(162,168)	(264,172)	(232,361)	(32,796)
Total operating expenses	(2,450,095)	(2,848,420)	(2,306,841)	(325,591)
Income/(loss) from operations	281,307	741,129	(55,843)	(7,882)
Other income/(expenses):
Interest income, net	8,462	27,841	31,783	4,486
Investment income/(loss), net	544,570	1,924,195	(1,054,274)	(148,802)
Share of results of equity investees	(10,571)	9,806	2,654,755	374,695
Foreign currency exchange gain/(loss), net	2,949	(8,601)	9,900	1,397
Others, net	8,928	134,871	38,488	5,432
Income before tax	835,645	2,829,241	1,624,809	229,326
Income tax benefit/(expenses)	(106,109)	(158,122)	75,700	10,684
Net income	729,536	2,671,119	1,700,509	240,010
Net loss attributable to noncontrolling interests	2,314	4,075	4,069	574
Net income attributable to 58.com Inc.	731,850	2,675,194	1,704,578	240,584
Deemed dividend to mezzanine classified noncontrolling interests	(33,700)	(65,428)	(65,955)	(9,309)
Net income attributable to 58.com Inc. ordinary shareholders	698,150	2,609,766	1,638,623	231,275
Net earnings per ordinary share attributable to ordinary shareholders - basic	2.35	8.72	5.47	0.77
Net earnings per ordinary share attributable to ordinary shareholders - diluted	2.33	8.64	5.41	0.76
Net earnings per ADS attributable to ordinary shareholders - basic (1 ADS represents 2 Class A ordinary shares)	4.71	17.45	10.95	1.54
Net earnings per ADS attributable to ordinary shareholders - diluted (1 ADS represents 2 Class A ordinary shares)	4.65	17.28	10.82	1.53
Weighted average number of ordinary shares used in computing basic earnings per share	296,690,552	299,155,358	299,427,404	299,427,404
Weighted average number of ordinary shares used in computing diluted earnings per share	300,250,567	302,001,274	302,932,654	302,932,654

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Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	1,833	2,895	3,322	469
Sales and marketing expenses	28,520	31,612	29,909	4,221
Research and development expenses	51,220	62,520	65,681	9,270
General and administrative expenses	51,732	61,935	59,567	8,407

(2)	Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	42,954	43,087	42,954	6,063
Research and development expenses	11,997	12,015	2,433	343

(3)	Breakdown of sales and marketing expenses was as follows:

Advertising expenses	886,470	865,144	712,239	100,526
Non-advertising sales and marketing expenses	906,480	1,158,358	865,271	122,126

 58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

 (in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
GAAP income/(loss) from operations	281,307	741,129	(55,843)	(7,882)
Share-based compensation expenses[6]	128,875	154,244	154,451	21,799
Amortization of intangible assets resulting from business acquisitions	54,951	55,102	45,387	6,406
Non-GAAP income from operations	465,133	950,475	143,995	20,323

GAAP net income attributable to 58.com Inc.	698,150	2,609,766	1,638,623	231,275
Share-based compensation expenses	128,875	154,244	154,451	21,799
Amortization of intangible assets resulting from business acquisitions	54,951	55,102	45,387	6,406
Change in fair value of long-term investments and investments in convertible notes[7]	(508,950)	2,258,544	446,081	62,960
Share-based compensation expenses included in share of results of equity investees	9	-	-	-
Income tax effects of GAAP to non-GAAP reconciling items[8]	62,878	(200,057)	(40,949)	(5,780)
Non-GAAP net income attributable to 58.com Inc.	435,913	4,877,599	2,243,593	316,660

GAAP operating margin	9.3%	17.8%	(2.2)%	(2.2)%
Share-based compensation expenses	4.3%	3.7%	6.0%	6.0%
Amortization of intangible assets resulting from business acquisitions	1.8%	1.4%	1.8%	1.8%
Non-GAAP operating margin	15.4%	22.9%	5.6%	5.6%

GAAP net margin	23.1%	62.8%	64.0%	64.0%
Share-based compensation expenses	4.3%	3.7%	6.0%	6.0%
Amortization of intangible assets resulting from business acquisitions	1.8%	1.4%	1.8%	1.8%
Change in fair value of long-term investments and investments in convertible notes	(16.8)%	54.4%	17.4%	17.4%
Share-based compensation expenses included in share of results of equity investees	0.0%	0.0%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	2.0%	(4.9)%	(1.6)%	(1.6)%
Non-GAAP net margin	14.4%	117.4%	87.6%	87.6%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	296,690,552	299,155,358	299,427,404	299,427,404
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	300,250,567	302,001,274	302,932,654	302,932,654
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	148,345,276	149,577,679	149,713,702	149,713,702
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	150,125,284	151,000,637	151,466,327	151,466,327

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	1.47	16.30	7.49	1.06
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	1.45	16.15	7.41	1.05
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	2.94	32.61	14.99	2.12
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	2.90	32.30	14.81	2.09

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6 Since the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB4.4 million, RMB4.7 million and RMB4.0 million for the first and fourth quarter of 2019 and the first quarter of 2020, respectively, which were excluded from the GAAP to non-GAAP reconciliation accordingly.

7 The purpose of this reconciliation is to exclude the unrealized gain or loss relating to changes in fair value of long-term investments and investments in convertible notes. The amount of realization of any previously recognized unrealized gain or loss in a given period is also included in this line item so that the non-GAAP net income would only include cumulative realized gain or loss.

8 This is to exclude the income tax effects related to amortization of intangible assets resulting from business acquisitions and change in fair value of long-term investments and investments in convertible notes. Other GAAP to non-GAAP reconciling items have no income tax effect.

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